Vizsla Drills 20,413 G/t AgEq Over 0.7 M Within
1,564 G/t AgEq Over 11.4 M in New Zones at
Napoleon

(VZLA-TSX-V)

VANCOUVER, BC, Aug. 26, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report new exploration drill results from its ongoing, fully-funded drill program at its 100% owned Panuco silver-gold project located in Sinaloa, Mexico.

Step-out drilling targeting both the northern and southern extensions of the Napoleon Corridor has intersected high-grade silver and gold in multiple closely spaced veins located a respective 600 metres north and 850 metres south of the Napoleon resource area. In total, mineralization has now been intersected along 2.5km of the Napoleon Vein Corridor.

Drilling highlights:

Napoleon North (Papayo Zone)

      Josephine Vein (NP-21-170) returned 1,564 grams per tonne (g/t) silver equivalent (AgEq) (825 g/t silver, 7.95 g/t gold, 0.6 % lead and 1.4 % zinc) over 11.4 metres (m) downhole from 231.1 m including;

         20,413 g/t AgEq (11,413 g/t silver, 100.5 g/t gold, 3.6 % lead and 9.9 % zinc) over 0.7 m downhole from 234.9 m

       Napoleon Vein (NP-21-170) returned 382 g/t AgEq (104 g/t silver, 1.25 g/t gold, 2.2% lead and 5.0% zinc) over 3.3 m downhole from 163.6 m

Napoleon South (Ojo de Agua Zone)

      Hole NP-21-150 returned 401 g/t AgEq (33.6 g/t silver and 3.95 g/t gold) over 2.90 m downhole from 65.25 m

      Hole NP-21-153 returned 697 g/t AgEq (55.1 g/t silver and 6.87 g/t gold) over 1.70 m downhole from 83.55 m

Vizsla President and CEO, Michael Konnert, commented: "The Napoleon Corridor continues to impress with large 500 metre plus step-outs to both the north and south returning high-grade intercepts. Today's results, not only demonstrate the potential for very high margin mineralization at Panuco but also, and more importantly, serve to further support our exploration model and targeting strategy as we continue to expand the mineralized footprint at Napoleon."

Plan map of Panuco Project

Plan map showing the location of recent drilling at Papayo and Ojo de Agua, relative to Napoleon resource area drilling. (CNW Group/Vizsla Silver Corp.)

Figure 1: Plan map showing the location of recent drilling at Papayo and Ojo de Agua, relative to Napoleon resource area drilling.

Longsection of Napoleon Vein Drilling

Longitudinal section of the Napoleon Vein, looking towards the west. (CNW Group/Vizsla Silver Corp.)

Figure 2: Longitudinal section of the Napoleon Vein, looking towards the west.

Longsection of Josephine Vein Drilling

Longitudinal section of the Napoleon Vein, looking towards the west. (CNW Group/Vizsla Silver Corp.)

Figure 3: Longitudinal section of the Napoleon Vein, looking towards the west.

Selected Papayo Drill Intersections

Drillhole	From	To	Down Hole Length	Gold	Silver	Lead	Zinc	Silver Equivalent	Comment
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
NP-21-170	163.6	166.9	3.3	1.25	104	2.21	5.03	382	Napoleon
And	231.1	242.5	11.4	7.95	825	0.64	1.43	1,564	Josephine
Incl.	234.9	235.6	0.7	100.5	11,413	3.62	9.90	20,413

Table 1: Downhole drill intersections from the Papayo Zone on the Napoleon Vein Corridor.

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver- equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppm x 0.0013) + (Zn_ppm x 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Selected Ojo de Agua Drill Intersections

Drillhole	From	To	Down Hole Length	Gold	Silver	Silver Equivalent	Comment
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
NP-21-144	No significant Values
NP-21-147	No significant Values
NP-21-150	65.25	68.15	2.9	3.95	34	401
Incl.	66.5	67.7	1.2	6.77	41	670
NP-21-153	83.55	85.25	1.7	6.87	55	697
Incl.	83.55	84.4	0.85	9.14	86	942
NP-21-158	58.5	59.55	1.05	0.27	28	52
NP-21-160	66.95	68.25	1.3	1.09	1	103
NP-21-174	162.5	163.5	1.0	0.19	156	173

Table 2: Downhole drill intersections from the Ojo de Agua Zone on the Napoleon Vein Corridor.

Note: All numbers are rounded. True widths are estimated to be 85% of downhole widths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. Metal price assumptions are $17.50 oz silver, and $1,700 oz gold, recoveries assumptions are 96% gold, and 94% silver, based on similar deposit types.

Napoleon Exploration Drilling Details

Step-out drilling targeting the Papayo sub-zone, approximately 600 metres north of the Napoleon resource drilling area, has returned multiple high-grade intersections in an area where the vein diverges into multiple sub-parallel veins. To the south, step-out drilling ~850 metres beyond the resource drilling area, intersected a new gold-rich sub-zone named Ojo de Agua. This sub-zone may represent a shallow level in the epithermal system highlighting the potential for higher grade silver mineralization at depth. In total, mineralization has now been intersected along 2.5km of the Napoleon Vein Corridor.

Papayo Zone

Drilling within the Papayo Zone was first reported in August 2020 where initial hole NP-20-18 returned 1,019 g/t AgEq over 2.5 m. Since then, follow-up infill and local step-out drilling towards the south/north has continued to expand the mineral footprint in this area. Mineralization at Papayo has now been traced over 250 metres in length, to a depth of 150 metres and remains open at depth.

Additionally, due to the closeness of the sub-parallel veins in the area, drilling targeting the Napoleon Vein also intersected the interpreted northern extension of the recently discovered Josephine Vein (Hole NP-21-170: 1,564 g/t AgEq over 11.4 m). This new intersection represents a ~1,200 metre step-out from all previously reported Josephine drilling (see press release dated July 15, 2021).

Both the Napoleon and Josephine veins are hosted within diorite and composed of massive to banded white-grey crystalline quartz with common pyrite, argentite, galena, and sphalerite in well mineralized intervals.

Ojo de Agua Zone

Ojo de Agua, towards the southern end of the Napoleon Vein Corridor, was targeted based on (1) an interpreted northwest jog in the vein, (2) elevated surface sampling results up to 2.45 g/t gold and

50.3 g/t silver (235 g/t AgEq), and (3) the potential location where the Napoleon and Tajitos veins intersect.

Initial results indicate a 1.0-3.0-metre-wide vein composed of massive to colloform, white-grey, crystalline to chalcedonic quartz with only trace amounts of pyrite, argentite, galena, and sphalerite. Gold mineralization appears to be associated with the white, almost chalcedonic phase of quartz. Host rock to the vein at Ojo de Agua is diorite with an andesite tuff unit intersected further east into the hanging wall.

Geological Model for the Napoleon Vein Corridor

Surface mapping further south of Ojo de Agua at the southern end of the Napoleon vein has defined a broad area of flat lying, low temperate, pervasive quartz alteration interpreted to represent a paleowater table. This combined with additional evidence along the vein suggests an overall tilting of the system towards the south along the Napoleon Vein Corridor.

Zone	Observations	Interpreted Epithermal Profile
Napoleon South	Preserved paleowater table	Very shallow, above system
Ojo de Agua	Gold rich with chalcedonic quartz and almost no base metals	Top of system
Napoleon Discovery Area	High grade precious and base metals including massive sulphide phases	Core of system
Papayo	Typically elevated base metals with lower grade precious metals	Base of System

The observed gentle plunge (or fault block steps) to the south along with new interpretations on metal zonation is the current exploration model for the vein corridor. Ultimately, this suggests deeper drilling at (1) Ojo de Agua, (2) the untested gap between Ojo de Agua and the Napoleon resource area, and (3) beneath the Napoleon resource area are priority targets for high-grade precious and base metals.

At Papayo, the very high-grade precious metal intercepts may indicate a local downthrown block. If this theory holds true, the precious metals rich core of the system may be preserved at deeper levels in the northern end of the corridor, highlighting another excellent target for resource delineation.

Napoleon Geological Model

Simplified model of metal zonation within the Napoleon Intermediate Sulphidation Vein. (CNW Group/Vizsla Silver Corp.)

Figure 4: Simplified model of metal zonation within the Napoleon Intermediate Sulphidation Vein.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Papayo	NP-21-170	403,246	2,588,229	515	-52.0	267	501
Ojo de Agua	NP-21-144	403,615	2,586,186	400	-42.0	269	140
	NP-21-147	403,616	2,586,186	400	-59.0	269	178.5
	NP-21-150	403,617	2,586,138	398	-42.0	269	145.5
	NP-21-153	403,618	2,586,138	398	-60.0	269	150
	NP-21-158	403,610	2,586,088	406	-56.0	271	108
	NP-21-160	403,610	2,586,088	406	-72.0	271	153
	NP-21-174	403,635	2,586,198	406	-55.5	283	215

Table 4: Drill hole details. Coordinates in WGS84, Zone 13

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 9,386.5-hectare, past producing district benefits from over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla Silver. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215,

Email: info@vizslasilver.ca; Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 06:30e 26-AUG-21